GACW Incorporated



ANNUAL REPORT

3110 West Ray Road, Suite 201

Chandler, AZ 85226

5233320164

https://globalaircylinderwheels.com/

This Annual Report is dated August 2, 2023.

BUSINESS

GACW Incorporated, a private c-corporation organized in AZ, has designed, engineered and field tested a non-pneumatic wheel assembly called the Air Suspension Wheel (ASW). The patented technology replaces the traditional rubber tire, rim and chains used on large Off-The-Road mining trucks. GACW employs four (4) people, contracts third party fabrication and sells through distributors located around the world. GACW owns 96% of its Canadian subsidiary, Canadian Air Cylinder Wheels. The ASW solves a myriad of problems inherent with rubber tires; overheating, explosions, rapid wear and tear, expensive, costly to maintain, and environmentally disastrous. Other verticals are being pursued as well, including military and commercial trucking.

The Company has assembled a patent portfolio of eight (8) [TBC] issued patents - 9399370, 10987969, 10987970, 10987971, 11,173,744, 11,279,170, 11,135,871, and 11,325,417 - related to "Wheels Assembly including outer rim coupled ting defining a mechanical stop and related methods." The Company also has numerous PCT applications filed.

The Company initially formed as 2017, LLC in Arizona on April 2, 2004 and became GACW Incorporated on November 26, 2019.

Previous Offerings

Date: May 15, 2019

Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note

Final amount sold: $550,000.00

Use of proceeds: Engineering, design, fabrication, shipping and general working capital

Date: September 30, 2019

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $100,000.00

Number of Securities Sold: 103,000

Use of proceeds: General working capital

Date: November 15, 2019

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $807,875.00

Number of Securities Sold: 1,702,166

Use of proceeds: Engineering, fabrication, shipping and general working capital

Date: January 20, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $4,000.00

Number of Securities Sold: 8,000

Use of proceeds: General working capital

Date: September 16, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $820,864.00

Number of Securities Sold: 2,610,975

Use of proceeds: Patent expenses, interest payments, engineering and design, and general working capital

Date: November 28, 2020

Offering exemption relied upon: 506(c)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 9,400,000

Use of proceeds: Founders Stock

Date: November 26, 2019

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $30,307.00

Number of Securities Sold: 60,614

Use of proceeds: General working capital

Date: September 15, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 1,256,231

Use of proceeds: Shares issued on conversion of debt

Date: September 10, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $3,357,879.00

Number of Securities Sold: 1,918,788

Use of proceeds: Working Capital/R&D

Date: May 04, 2022

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $38,125.00

Number of Securities Sold: 41,078

Use of proceeds: Working Capital

Date: January 28, 2022

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $50,000.00

Number of Securities Sold: 100,000

Use of proceeds: Working Capital

Date: September 10, 2021

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $272,116.00

Number of Securities Sold: 643,165

Use of proceeds: Working Capital

Date: July 31, 2021

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 **Compared to** 2020

Revenue

There has been no revenue on the books yet.

Cost of sales

Since no sales have been finalized yet, the costs of sales is zero.

Gross margins

We are still in a pre-sale stage so our gross margins for both years are $0.

Expenses

The Company's expenses consist of research and development, advertising/marketing, insurance, legal & professional fees, office/G&A, travel, and interest. Expenses in 2021 decreased $295,677 from 2020, going from $2,057,331 net loss to 1,761,654. The Company has reduced the monthly burn rate by letting go of some consultants during the manufacturing period. Due to more issued patents, the cost of patent attorneys has increased, so has the cost of insurances.

Historical results and cash flows:

The product is still in the R&D phase, and therefore will be capital heavy at the moment. Once there is a minimal viable product, we expect revenues to increase and the cashflow to change. Previously, GACW had private placements, loans, and worked through Start Engine. In the future, we expect license deals and profit generating revenues. Based on all this, we do not believe our company's historical performance is indicative of future results once we have progressed beyond the R&D phase.

Liquidity and Capital Resources

At December 31, 2021 the Company had cash of $50,883.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Wheels Investment LLC

Amount Owed: $1,389,716.00

Interest Rate: 12.0%

Maturity Date: December 31, 2022

See Related Party transactions for details.

Creditor: Wheels Investment LLC

Amount Owed: $6,611.00

Interest Rate: 0.0%

Creditor: Baldev Sangara

Amount Owed: $73,198.00

Interest Rate: 24.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dr. Zoltan Kemeny

Dr. Zoltan Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, President, and Treasurer

Dates of Service: April, 2004 - Present

Responsibilities: Engineering and overall direction of company. Salary: $162,000; Stock Options: 262,500 (Year 2020), 131,250 (Year 2021).

Position: Director

Dates of Service: November, 2019 - Present

Responsibilities: Work jointly with other directors on material decisions

Other business experience in the past three years:

Employer: 2019, LLC

Title: President & Owner

Dates of Service: April, 2004 - Present

Responsibilities: Creates, communicates and implements the organization's vision, mission and overall direction.

Name: Harmen van Kamp

Harmen van Kamp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Senior Vice President of Global Sales

Dates of Service: May, 2016 - Present

Responsibilities: Marketing and Sales. Salary: $96,000; Stock Options: 150,000 (Year 2020), 75,000 (Year 2021).

Position: Director

Dates of Service: April, 2021 - Present

Responsibilities: Part of the management team

Name: Mark Keenan

Mark Keenan's current primary role is with. Mark Keenan currently services 1 hour per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Non-Executive Director

Dates of Service: November, 2020 - Present

Responsibilities: Angel Investor. Salary: $0, no equity compensation.

Name: Maria Kemeny

Maria Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: May, 2014 - Present

Responsibilities: GACW's registered secretary. Salary: $0, no equity compensation.

Name: Jan Lorant

Jan Lorant's current primary role is with Gabor Lorant Architects Inc.. Jan Lorant currently services a few hours per month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Non-Executive Director

Dates of Service: January, 2022 - Present

Responsibilities: Advisor on business strategy. Salary: $0, plus 150,000 stock options under the ESOP vesting over four years.

Other business experience in the past three years:

Employer: Gabor Lorant Architects Inc.

Title: Owner / Principal

Dates of Service: March, 1987 - Present

Responsibilities: President and lead designer, providing architectural and engineering services to federal, state, and municipal entities.

Other business experience in the past three years:

Employer: Lorant Group Inc.

Title: President

Dates of Service: January, 1990 - Present

Responsibilities: Manage the operations and the design/marketing of products.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Dr. Zoltan Kemeny

Amount and nature of Beneficial ownership: 39,469

Percent of class: 39.39

Title of class: Preferred Stock

Stockholder Name: Dr. Zoltan Kemeny

Amount and nature of Beneficial ownership: 8,400,000

Percent of class: 39.39

Title of class: Common Stock

Stockholder Name: Harmen Van Kamp

Amount and nature of Beneficial ownership: 77,356

Percent of class: 5.03

Title of class: Preferred Stock

Stockholder Name: Harmen Van Kamp

Amount and nature of Beneficial ownership: 1,000,000

Percent of class: 5.03

Title of class: Common Stock

Stockholder Name: Nico Kitteridge

Amount and nature of Beneficial ownership: 24,286

Percent of class: 0.12

RELATED PARTY TRANSACTIONS

Name of Entity: Wheels Investment LLC

Names of 20% owners: Mark Keenan and David Dore

Relationship to Company: Director

Nature / amount of interest in the transaction: Secured Loan of USD 1,389,980

Material Terms: USD 1,389,980 with a maturity date of December 31st, 2022, interest rate of

12% (annually), secured against the IP portfolio. This note may convert into stock before the maturity date. If redeemed, Wheels LLC will receive 10% of all outstanding stock as common stock as a kicker.

Name of Entity: Wheels Investment LLC

Names of 20% owners: Mark Keenan and David Dore

Relationship to Company: Director

Nature / amount of interest in the transaction: Loan of $6,611.

Material Terms: $6,611 with no maturity date and no interest.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, and 12% Secured Convertible Redeemable Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 733,851 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 13,631,564 outstanding.

Voting Rights

1 vote per share. The Corporation also has the authority to issue shares of Common Stock with such voting rights as the Corporation deems appropriate. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes include 3,035,582 shares that may be issued pursuant to outstanding warrants.

The total amount outstanding includes include 859,688 shares that may be issued pursuant to outstanding options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 9,400,000 outstanding.

Voting Rights

1.25 votes per share

Material Rights

There are no material rights associated with Preferred Stock.

12% Secured Convertible Redeemable Note

The security will convert into Common shares and the terms of the 12% Secured Convertible Redeemable Note are outlined below:

Amount outstanding: $1,389,715.66

Maturity Date: December 31, 2022

Interest Rate: 12.0%

Discount Rate: 0.0%

Valuation Cap: $0.00

Conversion Trigger: At the Noteholder's option

Material Rights

There are no material rights associated with 12% Secured Convertible Redeemable Note.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $ 1,6 M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational Air Suspension Wheel or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Air Suspension Wheel. Delays or cost overruns in the development of our Air Suspension Wheel and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits GACW Inc. was formed on November 26th, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GACW Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Air Suspension Wheel is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns twelve patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the Bureau of Industry and Security (BIS) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GACW Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GACW Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 2, 2023.

GACW Incorporated

By   /s/ *Zoltan Kemeny*

  Name: Zoltan Kemeny

  Title: CEO

Exhibit A

FINANCIAL STATEMENTS



GACW INCORPORATED

Financial Statements and
Independent Auditors' Report

December 31, 2021 and 2020

GACW INCORPORATED

Years Ended December 31, 2021 and 2020

Table of Contents



INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
GACW Incorporated
Chandler, Arizona

Opinion

We have audited the accompanying financial statements of GACW Incorporated (a C-corporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations and stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GACW Incorporated as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GACW Incorporated and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GACW Incorporated's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GACW Incorporated's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GACW Incorporated's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
June 3, 2022

GACW INCORPORATED
BALANCE SHEETS

December 31, 2021 and 2020

Assets

	2021	2020
Current assets		
Cash and cash equivalents	$ 50,883	$ 37,310
R&D refundable tax credit receivable	711	37,964
StartEngine escrow receivable	55,954	-
Inventory (deposit)	829,894	-
Prepaid expenses	37,735	25,530
Related party receivable	28,827	2,584
Total current assets	1,004,004	103,388
Patents, net	356,722	361,210
Software, net	5,330	6,929
Total assets	$ 1,366,056	$ 471,527

Liabilities and Stockholders' Equity (Deficit)

	2021	2020
Current liabilities		
Accounts payable	$ 1,002,239	$ 181,666
Accrued liabilities	24,779	70,617
Settlement liability	80,000	17,500
Deferred Revenue	176,400	-
Note payable, net of discount	73,198	53,761
Current portion of convertible notes payable	1,396,327	6,611
Total current liabilities	2,752,943	330,155
Long term liabilities		
Warrant liability	113,063	56,466
Convertible notes payable, net of current portion	-	1,389,716
Total long term liabilities	113,063	1,446,182
Total liabilities	2,866,006	1,776,337
Stockholders' equity (deficit)		
Preferred stock, no par value, 10,000,000 shares authorized;		
9,400,000 and 9,500,000 shares issued and outstanding, respectively	-	100,000
Common stock, no par value, 20,000,000 shares authorized;		
7,079,423 and 4,477,553 shares issued and outstanding, respectively	4,092,367	2,397,900
Preferred stock - to be issued	-	-
Common stock - to be issued	31,050	64,307
Additional paid-in capital	34,784	29,480
Retained earnings	(5,658,151)	(3,896,497)
Total stockholders' equity (deficit)	(1,499,950)	(1,304,810)
Total liabilities and stockholders' equity (deficit)	$ 1,366,056	$ 471,527

See independent auditors' report and accompanying notes to the financial statements.

GACW INCORPORATED
STATEMENTS OF OPERATIONS

Years Ended December 31, 2021 and 2020

	2021		2020
Operating expenses			
Professional fees	$ **708,078**	$	218,129
R&D expense	**115,212**		305,902
General and administrative	**106,422**		113,871
Payroll and related expense	**237,273**		214,744
Contractor expense	**301,895**		366,036
Amortization expense	**6,087**		1,066
Total operating expenses	**1,474,967**		1,219,748
Operating loss	**(1,474,967)**		(1,219,748)
Other income (expense)			
Interest expense	**(186,805)**		(781,387)
Settlement expense	**(80,000)**		(17,500)
Amortization of note discount	**(19,437)**		(19,977)
Change in fair value of warrant liability	**-**		(12,898)
Exchange gain (loss)	**(445)**		(5,821)
Total other income (expense)	**(286,687)**		(837,583)
Net loss	$ **(1,761,654)**	$	(2,057,331)

See independent auditors' report and accompanying notes to the financial statements.

-4-

GACW INCORPORATED
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2021 and 2020

	Preferred Stock		Common Stock		Preferred Stock	Common Stock			
	Shares	Amount	Shares	Amount	To be issued	To be issued	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2019	9,400,000	$ -	500,000	$ -	$ 100,000	$ -	$ -	$ (1,839,166)	$ (1,739,166)
Preferred shares issued for cash	100,000	100,000	-	-	(100,000)	-	-	-	-
Common shares issued for cash	-	-	1,856,104	884,265		5,000	-	-	889,265
Common shares issued as compensation	-	-	118,000	47,268	-	59,307	-	-	106,575
Conversion of note principal and interest	-	-	1,256,231	1,100,000	-	-	-	-	1,100,000
Conversion of related party accrued expenses	-	-	51,959	16,367	-	-	-	-	16,367
Shares issued for patents	-	-	695,259	350,000	-	-	-	-	350,000
Stock based compensation - warrants	-	-	-	-	-	-	19,933	-	19,933
Warrants issued for patents	-	-	-	-	-	-	11,210	-	11,210
Stock based compensation - options	-	-	-	-	-	-	2,491	-	2,491
Beneficial conversion of note payable	-	-	-	-	-	-	39,414	-	39,414
Warrants issued in CAD	-	-	-	-	-	-	(43,568)	-	(43,568)
Net loss	-	-	-	-	-	-	-	(2,057,331)	(2,057,331)
Balance, December 31, 2020	9,500,000	100,000	4,477,553	2,397,900	-	64,307	29,480	(3,896,497)	(1,304,810)
Preferred share conversion	(100,000)	(100,000)	103,000	100,000	-	-	-	-	-
Common shares to be issued for cash	-	-	10,000	5,000	-	(5,000)	-	-	-
Common shares to be issued as compensation	-	-	151,841	59,307	-	(59,307)	-	-	-
Common shares issued for cash	-	-	1,583,692	571,421	-	300	-	-	571,721
Common shares issued for cash, net of offering expense	-	-	645,335	899,739	-	-	-	-	899,739
Common shares issued as compensation	-	-	18,000	9,000	-	30,750	-	-	39,750
Common shares cancelled for employee settlement	-	-	(319,761)	-	-	-	-	-	-
Common shares issued for employee settlement	-	-	309,763	-	-	-	-	-	-
Warrants exercised	-	-	100,000	50,000	-	-	-	-	50,000
Stock based compensation - options	-	-	-	-	-	-	61,901	-	61,901
Warrants issued in CAD	-	-	-	-	-	-	(56,597)	-	(56,597)
Net (loss)	-	-	-	-	-	-	-	(1,761,654)	(1,761,654)
Balance, December 31, 2021	9,400,000	$ -	7,079,423	$ 4,092,367	$ -	$ 31,050	$ 34,784	$ (5,658,151)	$ (1,499,950)

See independent auditors' report and accompanying notes to the financial statements.

GACW INCORPORATED
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (1,761,654)	$ (2,057,331)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Amortization	25,524	21,043
Gain (loss) in warrant FMV	-	12,898
Stock based compensation	101,651	128,999
Penalty interest on note	-	550,000
(Increase) decrease in assets:		
R&D refundable tax credit	37,253	(37,964)
Inventory	(829,894)	-
Stock escrow receivable	(55,954)	-
Prepaid expense	(12,205)	(25,530)
Related party receivable	(26,243)	(2,584)
Increase (decrease) in liabilities:		
Accounts payable	820,573	168,371
Accrued liabilities	(45,838)	287,630
Deferred revenue	176,400	
Settlement liability	62,500	17,500
Net cash used in operating activities	**(1,507,887)**	**(936,968)**
Cash flows from investing activities		
Purchase of software	-	(7,995)
Net cash used in investing activities	**-**	**(7,995)**
Cash flows from financing activities		
Proceeds from notes payable	-	6,611
Proceeds from convertible debenture	-	73,198
Proceeds from common stock	1,471,160	-
Proceeds from warrants exercised	50,000	884,265
Proceeds from common stock – to be issued	300	5,000
Net cash provided by financing activities	**1,521,460**	**969,074**
Net increase (decrease) in cash and cash equivalents	**13,573**	**24,111**
Cash and cash equivalents at beginning of year	**37,310**	**13,199**
Cash and cash equivalents at end of year	$ **50,883**	$ **37,310**
Supplement Noncash Investing and Financing Activities		
Shares issued for note conversion	-	550,000
Shares & warrants issued for patents	-	361,210
Capitalization of Interest	-	389,716
Warrant liability for FX warrants	56,597	40,793
Beneficial conversion note discount	$ -	$ 39,414
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ 122	$ 399

See independent auditors' report and accompanying notes to the financial statements.

GACW INCORPORATED
Notes to the financial statements

Years Ended December 31, 2021 and 2020

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of GACW Incorporated ("GACW" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

GACW Incorporated was formed in 2013, is a C-Corporation and is headquartered in Chandler, Arizona.

GACW (Global Air Cylinder Wheels) is an engineering company developing the suspension wheel for off the road mining vehicles. GACW has teamed up with experts in the field of suspension, steel manufacturing and treads and lies on over 200 years of combined engineering experience. The Air Suspension Wheel ® replaces rim, rubber tire and chain. It combines an inner steel hub with an outer steel drum, which are connected by twelve nitrogen filled cylinders and six oil dampers, providing suspension. It is designed to cope with up to 50% lateral side load, making it more stable and safer than rubber tires in sharp corners.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts under federally insured limits.

R&D Tax Credit Receivable

The Company applied and qualified for with the Arizona Commerce Authority a refund of a portion of the Company's 2020 tax year excess R&D Credit. The Company was issued a certificate of qualification providing for approval of a maximum refund in the amount of $37,964. During 2021, the Company received a refund of $37,253.

Inventory

Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Inventory at year end consists of deposits for wheel production; no inventory was on hand as of December 31, 2021. The company records impairment reserves against inventory balances as deemed necessary. There were no impairment reserves recorded for the years ended December 31, 2021 and 2020.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $16,270 and $6,291 for the years ended December 31, 2021 and 2020, respectively, and are included in the general and administrative expense line item on the statements of operations.

Patents

Patents are recorded at cost and once issued, are amortized over the useful life of the patent, typically 17 years. Unissued patents are not amortized but reviewed annually for impairment.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value. The Company issued stock warrants during 2020 and 2021 that were valued using the Binomial option pricing model and were calculated using level three inputs. The following table show balance sheet accounts measured on a recurring basis as of December 31, 2020 and 2021.

| | December 31, 2020 | | | |
	Level 1	Level 2	Level 3	Total
Warrant liability	$ -	$ -	$ 56,484	$ 56,484
	$ -	$ -	$ 56,484	$ 56,484

| | December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Warrant liability	$ -	$ -	$ 113,063	$ 113,063
	$ -	$ -	$ 113,063	$ 113,063

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Patents

During the year ended December 31, 2020, the Company purchased a group of 29 patents for $361,210 in shares and warrants. As the patents have not yet been issued, no amortization was recorded. During the year ended December 31, 2021, 8 of the pending patents were granted. Accumulated amortization of $4,488 was recorded for the year ending December 31, 2021. These patents are pledged as collateral to Wheels Investment, LLC for the secured note as described in Note 4.

	2021	2020
Patents	$ 361,210	$ 361,210
Accumulated amortization	(4,488)	-
Patents, net	$ 356,722	$ 361,210

Note 3 – Software

In April of 2020, the Company purchased software in the amount of $7,995. The software was assigned a useful life of five years. Company recorded $2,665 and $1,066 of amortization expense for the year ending December 31, 2021 and 2020, respectively.

	2021	2020
Software	$ 7,995	$ 7,995
Accumulated amortization	(2,665)	(1,066)
Software, net	$ 5,330	$ 6,929

Note 4 – Notes Payable

Notes payable consisted of the following as of December 31:

	2021	2020
Convertible note payable to a related party with an interest rate of 12%. Note is secured and maturity date is December 31, 2022. The patents owned by GACW are pledged as collateral for this note. The note can be converted on or before June 30, 2022 at the lesser of $0.315 per share or the lowest price per share offered by the Company in a sale of its capital stock.	$ 1,389,716	$ 1,389,716
Note payable to a related party with an interest rate of 0%. Note is unsecured and due upon demand.	6,611	6,611
Convertible debenture in the amount of $100,000 CAD. The initial note discount was $39,414 and the Company recorded $19,977 in amortization in 2020. The debenture bears interest at 24% per annum. The maturity date is June 18th of 2021. At any time prior to the maturity date, the holder may exercise the debenture into units at price per unit that is the lowest of $0.76 CAD or the lowest value per common share in a financing, or the price or deemed price attributed to the common shares pursuant to a going public transation. Each unit consists of one common share and one common share purchase warrant. Each warrant shall entitle the holder thereof to acquire one common share at an exercise price of $1.00 CAD per share for a period of three years following the date of issuance. As of December 31, 2021, the note was not converted and the convertible option of the note payable has expired.	73,198	53,761
Total notes payable	1,469,525	1,450,088
Current portion of notes payable	(1,469,525)	(60,372)
Total notes payable, net of current portion	$ -	$ 1,389,716

Future minimum payments for each of years ended December 31 are as follows:

2022	$ 1,469,525
2023	-
2024	-
2025	-
2026	-
Thereafter	-
	$ 1,469,525

Note 5 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $5,658,151, is pre-revenue, and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.
There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 6 – Common Stock

The Company has the authority to issue no par value, 20,000,000 shares of common stock in such classes as the Company deems appropriate.

During 2020, the Company issued 1,856,104 shares of common stock for cash proceeds of $884,265 and additional 10,000 shares to be issued in the amount of $5,000. The Company issued 118,000 shares of common stock for services valued at $47,268 and additional 151,842 shares to be issued valued at $59,307 along with 508,500 warrants valued at $19,933. As described in Note 4, the Company issued 1,256,231 shares of common stock for conversion of an outstanding convertible note in the amount of $1,100,000. The Company issued 51,959 shares of common stock in exchange for outstanding related party accrued expenses valued at $16,367. The Company issued 695,259 shares of common stock in exchange for a group of 29 patents along with 324,266 warrants valued at $11,210.

During 2021, the Company issued 2,229,027 shares of common stock for cash proceeds of $1,471,160 and an additional 952 shares to be issued in the amount of $300. The Company issued $18,000 shares of common stock for services valued at $9,000 and an additional 76,713 shares to be issued valued at $30,750. 100,000 shares of preferred stock were converted to 103,000 shares of common stock; and the 151,842 shares to be issued valued at $59,307 was issued during 2021. The Company issued 10,000 shares of common stock to be issued valued at $5,000. During 2021, 100,000 warrants valued at $50,000 were exercised for 100,000 common shares. As described in Note 12, the Company cancelled 319,761 common shares and issued 309,763 common shares as a result of a settlement with a former employee.

Note 7 – Preferred Stock

The Company has the authority to issue 10,000,000 shares of preferred stock in such classes as the Company deems appropriate.

During 2020 the 100,000 preferred shares to be issued were issued; no other preferred stock transactions occurred. As of December 31, 2020, the Company had 9,500,000 preferred shares issued and outstanding.

In 2021, the Company converted 100,000 preferred shares to 103,000 common shares as part of a settlement with a former employee as described in Note 12. As of December 31, 2021, the Company had 9,400,000 preferred shares issued and outstanding.

Note 8 – Stock Options

During 2020, the Company issued a 2020 stock option plan in which a share of common stock may be purchased upon exercise of an option will be determined by the committee but will not be less than 100% of the Fair Market Value of a share of common stock on the date such option is granted. During the year ended, the Company issued 600,000 options. These vest over a period of four years and were issued on December 15, 2020. As of December 31, 2020, 0 options were exercised, and 0 options have expired.

During 2021, the Company issued an additional 620,000 options. These vest over a period of four years and were issued on February 15, 2021. As of December 31, 2021, 327,500 options were forfeited, 0 options were exercised, and 0 options have expired.

The Company utilizes the Black Scholes option model to value the share price of the Company's common stock, which the Company uses to value the options issued. The Black Scholes option model resulted in $61,901 and $2,491 of stock-based compensation related to the vested portion of those options recorded in 2021 and 2020, respectively. The remaining $180,315 of the stock-based compensation will be expensed over the remaining three years and 10 months.

See the table below for options outstanding as of December 31, 2021 and 2020:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Number of Options Exercisable
Outstanding at December 31, 2019	-	$ -	-	-
Granted	600,000	0.315	11.50	150,000
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 2020	600,000	0.315	11.50	150,000
Granted	620,000	0.315	11.50	116,251
Exercised	-	-	-	-
Forfeited	(327,500)	0.315	11.42	-
Expired	-	-	-	-
Outstanding at December 31, 2021	892,500	$ 0.315	10.86	266,251

Note 9 – Warrants

The fair value of the warrants issued during the year issued was measured at the date of issuance using the Black-Scholes option pricing model using the following assumptions:

	For the year ended December 31, 2021
Forfeiture rate	0%
Stock price	$.315 to $.75 per share
Exercise Price	$.50 to $1.00 per share
Volatility	99%
Risk free interest rate	0.16 - .50%
Expected life	1 year
Expected divdend rate	0%
Fair value of warrants	$83,943

Breakdown of the warrants outstanding as of December 31, 2021 and 2020 are detailed below:

	Warrants outstanding as of December 31, 2021	Warrants outstanding as of December 31, 2020	Remaining contractual life term as of December 31, 2021	Remaining contractual life term as of December 31, 2020
Patents	-	324,266	-	2.89 years
Subscription Sales	565,346	767,167	1 year	2.06 -3 years
Legal Settlement	-	200,000	-	3 years
Total	565,346	1,291,433		-

During the year ended December 31, 2020, 0 warrants in USD were exercised and 0 warrants have expired. During the year ended December 31, 2021, 100,000 warrants for $50,000 USD were exercised and 0 warrants have expired.

In accordance with ASC guidance Topic 815 "Derivatives and Hedging," and ASC Topic 830 "Foreign Currency Translation," the warrants with a Canadian Dollar exercise price are considered not to be indexed to the Company's own stock as the Company's reporting and functional currency is set in USD. All warrants (with the Canadian Dollar exercise price) were re-classified as liability at date of issuance and revalued at December 31, 2021. The fair value of the warrants was measured on December 31, 2021, using the Binomial option pricing model using the following assumptions:

	For the year ended December 31, 2021
Forfeiture rate	0%
Stock price	$.315 to $.75 per share
Exercise Price	$.50 to $1.00 per share
Volatility	122%
Risk free interest rate	0.16 - .50%
Expected life	1 year
Expected divdend rate	0%
Fair value of warrants	$113,063

The breakdown of the warrants (issued in Canadian Dollar) outstanding as of December 31, 2021 and 2020 are detailed below.

	Warrants outstanding as of December 31, 2021	Warrants outstanding as of December 31, 2020	Remaining contractual life term as of December 31, 2021	Remaining contractual life term as of December 31, 2020
Subscription Sales	766,500	568,022	1 year	2.89 years
Broker Warrants	-	17,480	-	2.16 -3 years
Total	766,500	585,502		-

During the year ended December 31, 2020, $43,586 was reclassified from additional paid in capital to warrant liability. As a result of the fair market valuation utilizing the Binomial option pricing method, an additional $12,898 warrant liability was recorded. During the year ended December 31, 2020, 0 warrants issued in Canadian Dollar were exercised and 0 have expired.

During the year ended December 31, 2021, $56,597 was reclassified from additional paid in capital to warrant liability. As a result of the fair market valuation utilizing the Binomial option pricing method, $0 additional warrant liability was recorded. During the year ended December 31, 2021, 0 warrants issued in Canadian Dollar were exercised and 0 have expired.

Note 10 – Related Party Transactions

The Company has a dormant subsidiary, CACW based in Canada. To date there has been no activity in the related subsidiary.

A director of the Company is also the Wheels Investment, LLC managing member which would classify Wheels Investment, LLC as a related party.

On July 18, 2018, the Company entered into a secured loan agreement with Wheels Investment, LLC ("Wheels). The balance of this loan was $1,000,000 as of December 31, 2019. The loan was amended and the accrued interest was capitalized on November 20, 2020. The balance of this loan was $1,389,980 as of December 31, 2020. During 2021, $166,766 in interest-only payments were accrued and paid. The balance of this loan was $1,389,980 as of December 31, 2021.

On September 30, 2019 the Company entered into an unsecured loan agreement with Wheels Investment, LLC. The balance of this loan was $550,000. On September 10, 2020 the $550,000 was converted to equity. A penalty of $550,000 was accrued and also converted to equity on September 10, 2020. The total number of shares issued for this balance was 1,256,231. The balance of this loan was $0 as of December 31, 2020.

Wheels Investment, LLC advanced $350,000 for patent expenses. GACW issued 694,984 shares in exchange for this advance. These patents are pledged to Wheels Investment, LLC as collateral for the secured loan as described in Note 4.

Note 11 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since 2018 are open for inspection. The Company is also required to file taxes in the State of Arizona.

The Company currently has a tax net operating loss of approximately $5,500,000 for which it may receive future tax benefits. However, as of December 31, 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and Arizona rate of 4.9%, the deferred tax asset is approximately $1,410,000 and the valuation allowance is $1,410,000 which nets to a deferred tax asset of $0 as of December 31, 2021. The deferred tax asset and valuation allowance as of December 31, 2020, was approximately $950,000 representing a change of $460,000 on the allowance from 2020 to 2021.

Note 12 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

During 2020, there was a claim brought by a former employee. A settlement agreement was reached in the amount of $17,500 to be paid subsequent to year end and 200,000 warrants as described in Note 9. The settlement liability of $17,500 is recorded as a liability on the balance sheet.

During 2021, there was a claim brought by a former employee. Subsequent to year end, a settlement agreement was reached in the amount of $80,000. The settlement liability of $80,000 is recorded as a liability on the balance sheet.

During 2021, there was a claim brought by a former employee. A settlement agreement was reached which resulted in the cancellation of 310,761 shares of common stock and the issuance of 309,763 shares of common stock. The employee also retained 37,500 options, redeemable at $.315 per share and expiring June 30, 2022. The stock-based compensation expense was included as described in Note 8.

During 2021, there was a claim brought by a company for unpaid invoices. A settlement agreement was reached in the amount of $340,000 to be paid subsequent to year end. The settlement amount was included as a liability on the balance sheet as a part of accounts payable on the balance sheet.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 13 – Subsequent Events

A total of 1,314,531 common shares were issued in 2022 as set out below:

- Employee salary was converted to 1,715 common shares at $1.75
- 26,713 common shares to be issued were issued at a share price range of $.315 - $1.75.
- 11,500 common shares issued at $1.75. 1,150 common shares were issued as a bonus at $0.
- Through the Company's StartEngine platform, 1,273,453 common shares were issued at $1.75.

As described in Note 12, a settlement was reached with a former employee on February 2, 2022. The settlement liability was accrued on the balance sheet at December 31, 2021.

Management has evaluated subsequent events through June 3, 2022, the date the financial statements were available to be issued. Based on this evaluation, no other material events were identified which would require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Zoltan Kemeny, Principal Executive Officer of GACW Incorporated, hereby certify that the financial statements of GACW Incorporated included in this Report are true and complete in all material respects.

Zoltan Kemeny

CEO